Exhibit 99.1

ELBIT IMAGING ANNOUNCES COURT DECISION AND INFORMATION REGARDING
THE DERIVATIVE CLAIM

Tel Aviv, Israel, October 18, 2015, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) Further to the Company's announcements dated September 25, September 29 and October 12, 2015, regarding the filing of a Motion for approval of a derivative claim against the Company and its directors (the “Motion” and the “Derivative claim,” respectively) and regarding the hearing with respect to the interim injunction for temporary remedies (the "Hearing") and following the Hearing which was held today, the parties to the Motion have accepted the Court's suggestion that the Annual General Meeting will be held tomorrow as scheduled and that the following information will be announced by the Company:

1.	The Derivative claim request the following remedies from the court:

•
To determine that the Company's board decision dated September 3rd, 2015 to "Opt Out" from the NASDAQ rule, which requires a Nomination Committee decision or recommendation prior to the election of directors to the board by the General Meeting and to send notification of this to the Nasdaq is not valid. Therefore, to determine that the Company's board decision that the Annual General Meeting will vote with respect to the re-election of the Company's current board members without the Nomination Committee's recommendation is not valid, and that all above board decisions are void or voidable and must be rescinded.

•
To instruct the Company to act upon the Nomination Committee's decision dated August 30, 2015 to hold an external examination with respect to claims raised by Mr. Shlomi Kelsi (the "Applicant") in his letter dated August 22, 2015 (and any further claims the Applicant raised later), and to postpone the General Meeting decision with respect to the re-appointment of the Company's current board members, until such external examination will be completed.

•
To determine that the Company's directors (except for three directors, including the Applicant), have breached their fiduciary duties and duty of care as a result of resolutions with respect to the "Opt Out" decision.

The Company denies the claims and the remedies.

2.	The Company has establish an external examination committee to examine the claims raised by the Applicant. The external examination committee is expected to give its recommendations within 60 days.

3.
The shareholders of the Company may attend the Annual General Meeting or vote or re-vote their shares, by proxy card, until 4 hours prior to the Annual General Meeting of the Company, dated 19.10.2015 at 11:00 AM Israel Local time.

4.
The interim injunction for temporary remedies to postpone the general meeting of the Company from discussing and voting on the size of the Company's board of directors and from electing of the Company's board of directors, and to instruct the Company to withdraw its request to convene a general meeting in Plaza or to instruct the Company to vote against any change in Plaza's board of directors in such general meeting, has been dismissed and the Company's Annual General Meeting will be held as scheduled.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com